November 3, 2006

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Re: Specialty Underwriters’ Alliance, Inc. Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 6, 2006 File No. 000-50891

Dear Mr. Rosenberg:

I am writing on behalf of Specialty Underwriters’ Alliance, Inc. (the “Company”) in response to the Staff’s comment letter dated September 29, 2006 relating to the above-referenced Annual Report on Form 10-K.

We appreciate the Staff’s review of, and comments to, our Form 10-K.

Set forth below are the Staff’s numbered comments and the Company’s responses. With respect to each form of disclosure outlined in our responses below or in the attached appendices, the Company will modify its disclosure along the lines proposed below in the Company’s future filings under the Securities Exchange Act of 1934, as amended, beginning with its Annual Report on Form 10-K for the Fiscal Year Ending December 31, 2006. Certain of the attached appendices are marked to reflect how such changes would have revised the applicable disclosure in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and . . . page 30

Critical Accounting Policies and Estimates, page 35

Deferred Policy Acquisition Costs, page 36

1.	Please provide us the disclosures contemplated by the penultimate paragraph of Section 501.14 of the Codification of Financial Reporting Policies.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix A.

Losses, Claims and Settlement Expenses, page 36

2.	We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management’s method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a.	Please disclose the amount of the reserve for loss and loss adjustment expense for each year presented.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix B.

b.	Please describe the methods you used to determine your reserve for loss and loss adjustment expense. Please ensure this description:

1.	Explains how the methods you use for your short-tail business differ from the methods you use for your long-tail business.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix C and D.

2.	Identifies the unique development characteristics of each material short-tail and long-tail line of business.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix C.

3.	Describes the method you use to calculate the IBNR reserve for each material line of business. For example, we understand that some companies may calculate this reserve by estimating the ultimate unpaid liability first and then reducing that amount by cumulative paid claims and by case reserves, but there may be other methods as well.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix D.

4.	Describes the extent of your procedures for determining the reserve for loss and loss adjustment expense on both an annual and interim reporting basis.

Response: In response to this comment, we intend to modify our future disclosure consistent with the example attached hereto as Appendix E.

c.	If management has adjusted the reserve for loss and loss adjustment expense to an amount different from that determined by your actuaries, quantify the adjustment. In addition, describe the method used by management to determine the adjustment and the extent to which that method differs from period to period, and identify and analyze the specific underlying reasons that explain why management believed the adjustment was necessary.

Response: Management has not adjusted the reserve for loss and loss adjustment expense to an amount different from that determined by its actuaries.

d.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1.	Quantify each of your key assumptions; and

Response: There are many factors such as frequency, severity, inflation and pricing trends that affect the estimate of our reserve for loss and loss adjustment expenses. Each factor has a different impact on estimated reserves. Also, these factors can have offsetting or compounding effects on estimated reserves. Thus, in almost all cases, it is impossible to discretely measure the effect of a single reserving factor and construct a meaningful sensitivity expectation. By contrast, other types of insurers, such as life insurance companies, are able to more discretely quantify assumptions such as mortality, morbidity and interest rate because such assumptions are more mathematical and formulaic.

2.	Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with industry loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

Response: We do not have any key assumptions that are premised on future emergence that are inconsistent with industry loss reserve development patterns.

e.	In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Response: In response to this comment, we intend to modify our future disclosure to include disclosure consistent with the example attached hereto as Appendix F.

Table of Contractual Obligations, page 34

3.	Please provide us a revised table of contractual obligations that includes:

a.	Your loss and loss adjustment expense reserves, as they appear to represent a long-term liability contemplated by Item 303(a)(5) of Regulation S-K, and

Response: We intend to modify our table of contractual obligations to include disclosure consistent with the example attached hereto as Appendix G.

b.	The minimum premiums due to your reinsurers that you reference on page 31, as they appear to represent a purchase obligation contemplated by Item 303(a)(5).

Response: As of December 31, 2005, all our reinsurance minimum premiums had been paid.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclosure the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had an opportunity to review this response, please contact the undersigned at (312) 277-1602 with any questions or further comments relating to this response letter.

Sincerely yours,

/s/ Peter E. Jokiel

Peter E. Jokiel

Executive Vice President and
          Chief Financial Officer

cc: Scott Goodreau, Esq.

Appendix A

Deferred Policy Acquisition Costs

We establish an asset for deferred policy acquisition costs such as up-front commissions, premium taxes and other variable costs incurred in connection with writing our lines of business. Deferred policy acquisition costs will be amortized over the period of coverage of the policies written which is 12 months. We assess the recoverability of deferred policy acquisition costs. ~~The loss and loss adjustment expense ratio we use to estimate the recoverability of deferred costs is based primarily on the assumption that the future loss and loss adjustment expense ratio will include consideration of the recent experience. Such adjustments, if any, are recorded through operations in the period identified. Actual results could differ materially from such estimates, requiring future adjustments to the recorded deferred policy acquisition cost asset~~. Deferred policy acquisition costs are limited to the estimated amounts recoverable from future income after providing for losses and expenses included in future income that are expected to be incurred, based upon historical and current experience. If such costs are estimated to be unrecoverable, they will be expensed. Judgments as to ultimate recoverability of such deferred policy acquisition costs are highly dependent on future estimates of loss costs associated with unearned premium. The process of establishing loss reserves is complex and judgmental, as it must take into consideration many variables that are subject to the outcome of future events. See “Losses, Claims and Settlement Expenses.”

At December 31, 2005, deferred policy acquisition costs were fully recoverable.

Appendix B

Loss and LAE reserves, by line of business at December 31, 2004 and 2005 for our primary insurance operations were as follows:

	December 31, 2005			December 31, 2004
	Case	IBNR	Total	Case	IBNR	Total
Gross Reserves			(dollars in thousands)
Workers' compensation	5,349	7,596	12,945	-	-	-
General liability	29	3,151	3,180	-	-	-
Auto liability	894	730	1,624	-	-	-
Other	206	179	385	-	-	-

SUA Insurance Company (SUA)	6,478	11,656	18,134	-	-	-

Potomac Insurance Company of Illinois (1)	70,409	16,327	86,736	87,741	8,219	95,959

Total gross reported loss and loss
adjustment expense reserves	76,887	27,983	104,870	87,741	8,219	95,959

Ceded Reserves
SUA ceded reinsurance recoverables	774	1,487	2,261	-	-	-
Potomac Insurance Company of Illinois (1)	70,409	16,327	86,736	87,741	8,219	95,959

Total ceded loss and loss
adjustment expense reserves	71,183	17,814	88,997	87,741	8,219	95,959

Total net loss and loss
adjustment expense reserves	5,704	10,169	15,873	87,741	8,219	95,959

(1) On November 23, 2004, Specialty Underwriters’ Alliance, Inc. acquired Potomac Insurance Company of Illinois, or Potomac, and subsequently renamed the company SUA Insurance Company. Prior to the acquisition, Potomac entered into a transfer and assumption agreement with OneBeacon Insurance Company, or OneBeacon, whereby all of its liabilities existing as of the acquisition, including all direct liabilities under existing insurance policies, were ceded to and assumed by OneBeacon. We will not experience any gains or losses with respect to such legacy policies unless OneBeacon fails to honor its reinsurance obligation. To date, OneBeacon continues to handle, adjudicate and pay all claims that have arisen from such legacy policies.

Appendix C

Workers’ compensation

Workers’ compensation is generally considered a long-tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year even though most claims are reported early. While certain characteristics, such as initial medical treatment or temporary wage replacement for the injured worker are known early on, some others are discovered over the course of several years, such as permanent partial injuries. In addition, some characteristics can run as long as the injured worker’s life, such as permanent disability benefits and ongoing medical care.

General liability

Our general liability product line is generally considered a long-tail coverage, as it takes a relatively long period of time to finalize claims from a given accident year. General liability reserves are comprised primarily of bodily injury and to a lesser extent property damage. Bodily injury claims arise from physical injury as a result of the policyholder’s legal obligation arising from non-intentional acts such as negligence, subject to the insurance policy provisions. In some cases the damages can include future wage loss (which is a function of future earnings power and wage inflation) and future medical treatment. Property damage claims arise from damages to the claimant’s private property arising from the policyholder’s legal obligation for non-intentional acts. In most cases, property damage losses are a function of costs as of the loss date, or soon thereafter.

Commercial automobile liability

The commercial automobile product line is mostly liability coverage which is primarily long-tail coverage. Claims that arise early on pertain to auto physical damage (property) and property damage (liability). Claims that take longer to formalize and are more difficult to estimate relate to bodily injury.

Appendix D

Instead of any single method, we use a combination of various actuarial and analytical methods to estimate the amount of reserves for each line of business on the basis of historical, statistical and industry information. ~~We consider historical patterns of paid and reported claims, industry data and the probable number and nature of losses arising from claims that have occurred but have not yet been reported for a given accident year.~~ Primary methods that we utilize to determine our ultimate losses and loss adjustment expenses include:

•	Paid loss development methods use historical loss payments over discrete periods of time to estimate losses. Historical paid loss development methods assume that the ratio of losses paid to ultimate loss in one period to ratio of losses paid to ultimate loss in earlier periods will remain reasonably consistent.

•	Incurred loss development methods assume that the ratio of losses in one period to losses in earlier periods will remain reasonably consistent in the future.

•	Expected loss ratio methods are based on the assumption that ultimate losses vary proportionately to premiums. Expected loss ratios are typically developed based upon the information used in pricing and are multiplied by the total amount of premiums written to calculate ultimate losses.

•	Bornhuetter-Ferguson paid and incurred loss development methods take traditional historical paid and incurred loss development methods and adjust them for the estimated impact of changes from the past in factors such as inflation, the speed of claim payments or the adequacy of case reserves. Large losses can also be isolated and developed separately from the rest of the losses due to the impact they may have on these methods.

IBNR reserves represent our best estimate of ultimate losses after subtracting case incurred loss and loss adjustment expenses.

Appendix E

We perform an actuarial review of our reserves each quarter. Differences between previous estimates and actual experience are evaluated to determine whether a given actuarial method for estimating losses and LAE should be relied upon to a greater or lesser extent than it had been in the past. While some variance is expected each quarter due to the inherent uncertainty in loss and LAE, persistent or large variances would indicate that prior assumptions and/or reliance on certain reserving methods may need to be revised going forward.

Appendix F

The following table shows the recorded reserves and the high and low ends of our range of reasonable loss and LAE reserve estimates at December 31, 2005.

Gross Reserves (dollars in thousands)
Range of Estimates SUA Reserves	Low 10,967	Carried 18,134	High 25,641

The probability that ultimate losses will fall outside of the ranges of estimates by line of business is higher for each line of business individually than it is for the sum of the estimates for all lines taken together due to the effects of diversification. The diversification effects result from the fact that losses across our different lines of business are not completely correlated. Although we believe our reserves are reasonably stated, ultimate losses may deviate, perhaps materially, from the recorded reserve amounts and could be above the high end of the range of actuarial projections. This is because ranges are developed based on known events as of the valuation date, whereas the ultimate disposition of losses is subject to the outcome of events and circumstances that may be unknown as of the valuation date.

Appendix G

Table of Contractual Obligations

	Payment Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
		(dollars in thousands)
Loss & Loss Expense Reserves	18,134	4,764	5,764	2,446	5,160

“Loss & Loss Expense Reserves” do not have a contractual maturity date and as discussed herein are subject to change due to a wide variety of factors and cannot be predicted with certainty. Actual future loss payments may differ materially from the current estimates shown in the table above.